Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

October 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Registration Statement on Form F-1 Submitted September 9, 2024
File Number 333-282016

Ladies and Gentlemen:

We have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 30, 2024 with respect to the Company’s Registration Statement, as noted above.

For your convenience, the text of the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comment.

Registration Statement on Form F-1

Presentation of Financial Information, page 2

1.	We note your disclosure regarding your intention to amend your memorandum of association to effect a 1:200 forward stock split and the accompanying surrender of shares by your current shareholders. Please expand your disclosure to discuss whether the shareholders will receive any consideration for these surrenders or if there are any agreements or arrangements in place under which they will surrender the shares.

We have revised the disclosure on page 2 to clarify that the shareholders will not receive any consideration for the surrender of their shares.

Capitalization, page 34

2.	Your disclosure says the table sets forth your capitalization on a pro forma as adjusted basis to reflect the issuance and sale of 2,000,000 Ordinary Shares in this offering. On page 12 you disclose that you are offering 1,500,000 Ordinary Shares and the Selling Shareholders are offering 500,000 Ordinary Shares. It does not appear that the shares offered by the selling shareholders would impact your capitalization considering the shares are already outstanding and you will not receive any of the proceeds. Please advise or make any necessary corrections.

We have revised the disclosure on page 34 to clarify that the resale shares should not be included in the capitalization calculation.

Principal and Selling Shareholders, page 107

3.	We note your disclosure in the footnotes to the provided table that “Ms. Lee does not hold any Shares individually.” To provide additional context to investors, please revise your disclosure to clearly indicate whether Ms. Lee is the beneficial owner of the shares held by Big Treasure. Refer to General Instruction F to Form 20-F.

We have revised the disclosure on page 107 to indicate that Ms. Lee is the beneficial owner of the shares held by Big Treasure.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

By:	/s/ Joyce Lee Jue Hui
Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood